

March 1, 2011

Mr. Jerry R. Satchwell
President, Secretary, Treasurer and Director
Theron Resource Group
1596 Gulf Road, Number 34
Point Roberts, Washington   98281

> **Re: Theron Resource Group**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed September 3, 2010**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2010**
> **Filed January 20, 2011**
> **File No. 000-53845**

Dear Mr. Satchwell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2010

Submission of Matters to a Vote of Security Holders, page 6

1.   In future filings, please note this disclosure is no longer required. Item 4 has been "Reserved and Removed," due to being amended by Release No. 33-9089A: *Proxy Disclosure Enhancements*, effective February 28, 2010. Item 4 was also amended by Release No. 34-55146: *Internet Availability of Proxy Materials*, effective March 30, 2007.

Financial Statements, page 17

Balance Sheet, page 18

2.   Please amend your filing to provide balance sheets as of the end of your two most recent fiscal years. Refer to Rule 8-02 of Regulation S-X, for further guidance.

Statements of Operations, page 19

3.   Revise your loss per share presentation here and wherever else presented in your filing, to eliminate the fractional cent amounts, and present all loss per share amounts rounded to the nearest whole cent.

Form 10-Q for Fiscal Quarter Ended November 30, 2010

Signatures, page 12

4.   We note your officer signed the Form 10-Q on January 21, 2011, one day after the Form 10-Q was filed. Please amend your filing to correct the date your officer signed to coincide with or closely precede the filing date. Please refer to Subpart 232.302(b) of Regulation S-T, for further guidance.

Exhibits 31 and 32

5.   As noted in comment 4 above, we further note that your officer signed the Sarbanes-Oxley Section 302 and 906 certificates one day after you filed the documents with your Form 10-Q. Please amend your filing to correct the date your officer signed to coincide with or closely precede the filing date.

Engineering Comments

Form 10-K for Fiscal Year Ended May 31, 2010

Property, page 2

6.   Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property;

- A description of all interests in your properties, including the terms of all underlying agreements and royalties;

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions;

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions;

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees, and;

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

7.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property;

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights;

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs;

- The source of power and water that can be utilized at the property, and;

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

    You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

8. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

    - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

    - A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

    - A north arrow;

    - An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

    - A title of the map or drawing, and the date on which it was drawn, and;

    - In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

9. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform

potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Sandra Eisen, at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters, or George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the engineering comments. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan M. Horowitz
Branch Chief